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STICKER DATED MAY 11, 2006 TO PROSPECTUS

The prospectus for Atlas America Public #15-2005 Program consists of this sticker, the prospectus which is dated April 17, 2006, and Supplement No. 1 dated May 11, 2006, to the prospectus.

The supplement describes the status of the offering, updates information regarding Atlas America, Inc.'s credit facility, clarifies certain insurance information, and includes new management information for Atlas Energy, LLC, our managing general partner's prospective indirect parent company.

THIS STICKER AND SUPPLEMENT NO. 1 FORM A PART OF, AND MUST BE ACCOMPANIED OR PRECEDED BY, THE PROSPECTUS.

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                      ATLAS AMERICA PUBLIC #15-2005 PROGRAM

                                Supplement No. 1
                                     to the
                         Prospectus dated April 17, 2006

                                  May 11, 2006


SUMMARY
We, Atlas America Public #15-2006(B) L.P., are providing you with this supplement to update the prospectus. This supplement forms a part of, and must be accompanied or preceded by, the prospectus. The purposes of this supplement are to describe the current status of the offering, describe changes to a credit facility that is described in the "Management's Discussion and Analysis of Financial Condition" section of the prospectus, clarify information regarding our managing general partner's insurance coverage, and include new management information for Atlas Energy, LLC, our managing general partner's prospective indirect parent company.

You should carefully review the prospectus and this supplement before subscribing for units.

STATUS OF THE OFFERING
We have received the minimum required subscriptions of $2 million and broken escrow.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
On April 27, 2006, Atlas America (the "borrower") increased its revolving credit facility from $75 million to $200 million with a group of banks with Wachovia Bank, N.A. as the administrative agent and issuing bank. Our managing general partner and various energy subsidiaries of Atlas America are guarantors of the credit agreement. As of April 27, 2006, this facility had a borrowing base of $130 million. Borrowings under the facility are collateralized by substantially all of the assets of Atlas America, our managing general partner and the other guarantors (collectively the "obligors"). This includes our managing general partner's interests in its partnerships, including us, but does not include your units in us or any other investor's interest in a partnership. The credit facility matures in April 2010. At May 9, 2006, the borrower had an outstanding balance of $54 million and also had $6.5 million in letters of credit issued under the facility. Under the credit facility, the obligors are subject to substantial restrictions and financial covenants and ratios. For example, the credit facility restricts the ability of the obligors to obtain additional financing, make investments, lease equipment, sell assets and engage in business combinations. The failure to comply with any of the restrictions and covenants under the credit facility could result in a default, which could cause all of the existing indebtedness to be immediately due.

ACTIONS TO BE TAKEN BY MANAGING GENERAL PARTNER TO REDUCE RISKS OF ADDITIONAL PAYMENTS BY INVESTOR GENERAL PARTNERS
Our managing general partner has commercial general liability coverage of $1 million and primary umbrella coverage of $25 million with the various components of coverage as described in "Actions To Be Taken By Managing General Partner To Reduce Risks of Additional Payments by Investor General Partners" in the prospectus. In addition, our managing general partner has excess liability insurance of $24 million, which is for general liability coverage only. We, as well as our managing general partner's other partnerships, will be included as an insured under these general, umbrella, and excess liability policies.

MANAGEMENT
Atlas America announced on May 9, 2006 that Richard Weber has been appointed as President and Chief Operating Officer of the newly-formed Atlas Energy, LLC, which will be an indirect parent company of our managing general partner and will hold substantially all of Atlas America's exploration and production assets, other than gas transportation assets belonging to Atlas Pipeline Partners, L.P. In conjunction with Mr. Weber's appointment, Atlas and Mr. Weber entered into an employment agreement dated April 5, 2006, the terms of which are discussed in Atlas America's Form 8-K dated May 9, 2006, which you may obtain from the SEC website at www.sec.gov.

Mr. Weber, age 42, served from June 1997 until joining Atlas America, as Managing Director and Group Head of the Energy Group of KeyBanc Capital Markets, a division of KeyCorp, and its predecessor, McDonald & Company Securities, Inc. As part of his duties, he oversaw the bank's activities with oil and gas producers, pipeline companies and utilities. Mr. Weber has a particular expertise in the Appalachian Basin, where he led over 40 transactions, including the IPOs of Atlas America and Atlas Pipeline Partners, L.P., and the sale of Viking Resources to Atlas America. While at KeyBanc Capital Markets, Mr. Weber was instrumental in the integration of McDonald & Company Securities, Inc.'s investment banking groups with KeyCorp's lending divisions, which created KeyBanc Capital Markets. Mr. Weber will not serve as an officer or director of our managing general partner.